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1-14606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 21st, 2002

By [signature]
(Signature)

DINA ARIFANI
Acting as Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.



PRESS RELEASE

No.Tel.176/PR.000/UHI/02

TELKOM Announces its IDR Bond to the Market
TELKOM IDR BOND 2002

Bandung, May 21, 2002 – PT (Persero) Telekomunikasi Indonesia Tbk. (TELKOM) today announced its plans to issue fixed rate IDR Bond in the amount of Rp1.000.000.000.000,00 (one trillion rupiah) with tenor of five years and indicative coupon rate between 17% and 17.5% p.a.

Proceeds from the Bond will be used as follows:

1. Approximately 84% for investment of telecommunication network development using CDMA (Code Division Multiple Access) technology.
2. Approximately 16% for access network.

The bond issue is part of TELKOM's ongoing initiatives to provide greater coverage and quality of its services. In order to meet expected demand and to upgrade and improve the quality of its network, TELKOM plans to engage in a major capital expenditure program over the next five years to develop and expand its network infrastructure, including expanding and upgrading backbone transmission infrastructure and switching and access infrastructure.

TELKOM plans to, among other things, expand its fixed wireless networks in all of its regional divisions by building CDMA digital fixed wireless networks. As CDMA networks are generally more cost-effective and the deployment time for CDMA networks is significantly faster than that of fixed line networks, TELKOM believes this deployment will be significant in the light of anticipated increased competition in the fixed line market.

Corporate Office PT TELEKOMUNIKASI INDONESIA Tbk. Jalan Japati No. 1 Bandung - 40133 Phone : 62-22-4521510 Facsimile : 62-22-4240313

Acting as Lead Underwriters for the issuance of IDR Bonds are PT Citicorp Securities Indonesia, PT Danareksa and PT Andalan Artha Advisindo Sekuritas.



DINA ARIFANI
Acting as Head of Investor Relations Unit

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk

Bandung	***Jakarta***
Telp : 62-22-4527337	***Telp : 62-21-5215109***
Fax : 62-22-7104743	***Fax : 62-21-5220500***

E-mail : *investor@TELKOM.co.id*
Website : www.TELKOM.co.id